UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

PIONEER EXPLORATION INC.
(Name of Issuer)

shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)

72366T 10 3
(CUSIP Number)

Mr. Angelo Scola 10 Yosemite Valler Road Westerly, Rhode Island 02891 (877) 700-0422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.                      72366T 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Angelo Scola
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) OO – Other (share exchange)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization American
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,500,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 38,500,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,500,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 77.4%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Pioneer Exploration Inc., a Nevada corporation (“Pioneer”).  The principal executive office of Pioneer is located at 2700 Newport Boulevard, Suite 190, Newport Beach, California, 92663.

Item 2.                      Identity and Background

(a)	Angelo Scola
(b)	10 Yosemite Valler Road, Westerly, Rhode Island, 02891, United States
(c)	Self-employed businessman
(d)	During the last five years, Mr. Scola has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Scola was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Scola is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration

Angelo Scola has a direct beneficial interest in 38,500,000 shares of Common Stock in the capital of Pioneer.

On October 28, 2011, Mr. Scola acquired the beneficial ownership of 38,500,000 shares of Common Stock of Pioneer for the purchase price of $3,850,000 pursuant to the terms and conditions of a share purchase agreement dated October 28, 2011 between Mr. Scola and Pioneer for the purchase and sale of all the shares of IBA Green, Inc., a Delaware company that Mr. Scola was the sole shareholder.  Mr. Scola exchanged his shares in IBA Green, Inc. for payment of the purchase price for the shares.  See Exhibit 10.13 – Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

Angelo Scola holds his 38,500,000 shares as a personal investment.  Depending on market conditions and other factors, Mr. Scola may acquire additional securities of Pioneer as Mr. Scola deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Pioneer or otherwise.  Mr. Scola also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Scola does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Pioneer, or the disposition of securities of Pioneer;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Pioneer or any of its subsidiaries;

(4)
any change in the present board of directors or management of Pioneer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception that Mr. Scola will be appointed as a director of Pioneer as a result of the Share Purchase Agreement with Pioneer;

(5)	any material change in the present capitalization of dividend policy of Pioneer;

(6)	any other material change in Pioneer’s business or corporate structure;

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(7)	changes in Pioneer’s Articles of Incorporation or other actions that may impede an acquisition of control of Pioneer by any person;

(8)
a class of securities of Pioneer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Pioneer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	Angelo Scola is the beneficial owner of 38,500,000 shares of Common Stock of Pioneer. The shares represent an aggregate 77.4% of the issued and outstanding shares of Common Stock of Pioneer.

(b)	Angelo Scola holds the sole power to vote and to dispose of the 38,500,000 shares of Common Stock of Pioneer.

(c)	Angelo Scola has not effected any transaction in the Common Stock of Pioneer during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Angelo Scola and any other person with respect to any securities of Pioneer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.13
Share Purchase Agreement dated October 28, 2011 between Pioneer and Angelo Scola, filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 1, 2011, and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2011	By:	/s/ Angelo Scola
Angelo Scola

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